UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 28, 2022

WHITING PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-31899	20-0098515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Lincoln Street, Suite 4700 Denver, Colorado		80203-4547
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (303) 837-1661

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	WLL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 28, 2022, Whiting Petroleum Corporation (“Whiting”) held a special meeting in lieu of the 2022 annual meeting of stockholders (the “Whiting special meeting”). Prior to the Whiting special meeting, Whiting delivered a definitive joint proxy statement/prospectus (the “Proxy Statement”) to the holders of 39,241,819 shares of common stock, par value $0.001 per share, of Whiting (“Whiting common stock”), then entitled to vote as of May 18, 2022, the record date for the Whiting special meeting, describing the Whiting special meeting, the merger (as defined below), the Whiting merger proposal (as defined below), the Whiting merger compensation advisory proposal (as defined below), the Whiting director election proposal (as defined below), the Whiting annual compensation advisory proposal (as defined below), and related information. The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2022. The results of the matters voted upon at the Whiting special meeting, as more fully described in the Proxy Statement, are set forth below.

Proposal No. 1: Whiting Merger Proposal

The adoption and approval of the Agreement and Plan of Merger, dated as of March 7, 2022 (as may be amended from time to time, the “merger agreement”), by and among Whiting, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and New Ohm LLC, a Delaware limited liability company and wholly owned subsidiary of Oasis (“LLC Sub”), providing for a merger of equals through (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis (the “surviving corporation”), and (ii) the subsequent merger of the surviving corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “merger”), with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis (the “Whiting merger proposal”):

For	Against	Abstain	Broker Non-Votes
33,217,635	10,095	3,238	0

Proposal No. 2: Whiting Merger Compensation Advisory Proposal

The approval, on a non-binding advisory basis, of the compensation that may be paid or become payable to Whiting’s named executive officers that is based on or otherwise relates to the merger (the “Whiting merger compensation advisory proposal”):

For	Against	Abstain	Broker Non-Votes
31,373,607	1,842,671	14,690	0

Proposal No. 3: Whiting Director Election Proposal

The election of the seven directors named in the Proxy Statement to the board of directors of Whiting, to hold office until the earlier of (A) the completion of the merger and (B) the 2023 annual meeting of Whiting stockholders and until their respective successors are duly elected and qualified (the “Whiting director election proposal”):

Name	Votes For	Votes Withheld	Broker Non-Votes
Janet L. Carrig	26,812,951	6,418,017	0
Susan M. Cunningham	30,030,023	3,200,945	0
Paul J. Korus	31,913,401	1,317,567	0
Kevin S. McCarthy	30,125,581	3,105,387	0
Lynn A. Peterson	32,617,723	613,245	0
Daniel J. Rice IV	32,079,773	1,151,195	0
Anne Taylor	32,976,354	254,614	0

Proposal No. 4: Whiting Annual Compensation Advisory Proposal

The approval, on a non-binding advisory basis, of the compensation of Whiting’s named executive officers (the “Whiting annual compensation advisory proposal”:

For	Against	Abstain	Broker Non-Votes
32,582,197	632,979	15,972	0

Item 8.01.   Other Events.

On June 28, 2022, Oasis held a virtual special meeting of Oasis’s stockholders at which the Oasis stockholders voted to approve and adopt the merger agreement.

With the approval of the Whiting merger proposal, Whiting expects the closing of the merger to occur on or about July 1, 2022, subject to the satisfaction or waiver of the remaining conditions to close, each of which by their nature cannot be satisfied until the closing.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “continue”, “future”, “will”, “expect”, or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the merger, the estimated or anticipated future results and benefits of the combined company following the merger, the near- and long-term success of the combined company following the merger, potential opportunities the combined company may have, anticipated timing of the closing of the merger, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the merger, and actual results may differ materially. These risks and uncertainties include, but are not limited to the risk that a condition to closing of the merger may not be satisfied; that either party may terminate the merger agreement or that the closing of the merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the merger.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended (the “Whiting Form 10-K”), which is on file with the SEC and available on Whiting’s website at www.whiting.com under the “Investor Relations” tab, in other documents Whiting files with the SEC, in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the merger involving Whiting and Oasis. Whiting and Oasis have filed with the SEC, in connection with the solicitation of proxies for the special meeting of Whiting’s stockholders and the special meeting of Oasis’s stockholders, a Proxy Statement and a Registration Statement on Form S-4 relating to the merger (the “Registration Statement”), of which the Proxy Statement is a part. The Registration Statement was declared effective by the SEC on May 24, 2022, and the Proxy Statement was sent to the stockholders of Whiting and the stockholders of Oasis on or about May 24, 2022. Investors and security holders of Whiting and Oasis are each advised to read the Registration Statement, the Proxy Statement and other relevant documents to be filed by Whiting and Oasis with the SEC, because they contain important information about the merger and the parties to the merger. Investors and security holders may obtain a free copy of the Registration Statement, the Proxy Statement, any amendments or supplements thereto and other documents filed by Whiting and Oasis with the SEC from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting are available free of charge at Whiting’s website at www.whiting.com under the “Investor Relations” tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis are available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the merger. Information regarding the directors, executive officers, other members of management, and employees of each of Whiting and Oasis is included in the Proxy Statement and certain of Whiting’s and Oasis’s other SEC filings made subsequent to the date of the Proxy Statement. To the extent holdings of Whiting’s or Oasis’ securities by such individuals have changed since the amounts printed in the Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC, if such individual is subject to the reporting requirements of Section 16. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of Whiting’s stockholders.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITING PETROLEUM CORPORATION

Date: June 28, 2022	By:	/s/ Lynn A. Peterson
	Name:	Lynn A. Peterson
	Title:	President and Chief Executive Officer